March 12, 2021

VIA EDGAR
==========
Elisabeth Bentzinger
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Starboard Investment Trust; File No. 333-252135

Dear Ms. Bentzinger,
On January 15, 2021, Starboard Investment Trust (the “Trust” or the “Registrant”) filed a registration statement on Form N-14 (the “Registration Statement”) with respect to the Adaptive Growth Opportunities Fund (the “Fund”). On February 12, 2021, you provided oral comments to the Registration Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
Letter to Shareholders:
Comment 1. In the first paragraph, please clarify that the shares will be exchanged for newly formed exchange traded shares listed on NYSE Arca. Please also make this change in the second Q&A, cover page, and synopsis.
Response. The Registrant has made the changes requested.
Comment 2. In the second to last sentence in the first paragraph, please add “risk profile” to the list of things that will change with the Reorganization.
Response. The Registrant has revised the disclosure as requested.
Comment 3. In the third bullet of the second paragraph, please revise the disclosure to add that (i) shareholders will not be able to buy and sell at NAV and, when they buy on the market, in addition to brokerage costs, (i) they may pay costs attributable to the market price’s bid-ask spread and (iii) may pay more or receive less than the NAV.
Response. The Registrant believes (i) is already in the existing disclosure, but has made the other revisions as requested.
Comment 4. Add disclosure that there are additional risks associated with ETFs that are discussed in more detail in the information statement.

Response. The Registrant has revised the disclosure as requested.
Comment 5. In the second sentence of the fourth paragraph after the bulleted section, please clarify that “aggregate value” is the net asset value of the ETF at closing.
Response. The Registrant has revised the disclosure as requested.
Comment 6. In the section “What are your options as a shareholder?”, please disclose if there will be any sales loads and any tax consequences for exchanging or redeeming shares.
Response. The Registrant has revised the disclosure as requested.
Comment 7. In number 2 in the section regarding direct shareholders of the Existing Fund, remove the second sentence as no direct shareholders would be going through a broker dealer. In number 3, add a phone number for redeeming shares. Please also add a phone number for contacting the transfer agent to give instructions should the transfer agent hold a shareholder’s shares after the reorganization.
Response. The Registrant has revised the disclosure as requested.
Comment 8. Please disclose that the shares of the New Fund will be transferred to each shareholder’s brokerage account, and for direct shareholders, to the New Fund's transfer agent until the brokerage account is identified by the shareholder.
Response. The Registrant has revised the disclosure as requested.
Comment 9. In the section “Transferring Your Direct Shares to a Brokerage Account”, please add disclosure that brokerage firms may charge a fee for opening a brokerage account, although, most larger ones do not.
Response. The Registrant has revised the disclosure as requested.
Q&A:
Comment 10. In the second Q&A, please clarify that “total value” is net asset value.
Response. The Registrant has clarified the disclosure as requested.
Comment 11. Please add a Q&A after the third Q&A that explains that the New Fund has additional risks specific to ETFs.
Response. The Registrant has added the disclosure requested.
Comment 12. If there will be any realignment of the portfolio after the Reorganization, note in the Q&A the brokerage costs of doing so.
Response. The Registrant has not added the disclosure because the Adviser does not expect to realign the portfolio after the Reorganization.

Comment 13. In the Q&A on expenses, please revise the disclosure to just state that the expenses will be lower rather than separately describing gross and net expenses. In the second sentence of the second paragraph of the expenses Q&A, add “which” in front of “include exchange listing expenses” because the 24bps are not solely for exchange listing expenses. Also consider removing the third paragraph in this Q&A as it could be potentially confusing and does not add any significant additional information. Finally, in the last sentence of this Q&A, in additional to brokerage expenses, add that shareholders may pay the bid-ask spread of the market price.
Response. The Registrant has revised the disclosure as requested.
Comment 14. In the third sentence of the second to last Q&A, please clarify that this means that shareholders may pay more or receive less than the New Fund’s net asset value when they buy or sell shares of the New Fund.
Response. The Registrant has added the disclosure requested.
Cover Page:
Comment 15. On page 2 of the cover page to information statement where you incorporate the prospectuses and SAIs by reference, please clearly identify each incorporated document by disclosing the 1933 Act number and hyperlink all incorporated documents per Rule 411 of the 1933 Act. Please do this anywhere were a document is incorporated by reference.
Response. The Registrant has added the information requested.
Synopsis:
Comment 16. In “Special Considerations and Risk Factors”, please revise the disclosure to note that the New Fund is an exchange-traded fund and the Existing Fund is not, with shares sold on a secondary market, and that the New Fund is subject to additional risks.
Response. The Registrant has revised the disclosure as requested.
Comment 17. Please note that the fee table should not be part of the synopsis per Item 3 of Form N-14. In Fees and Expenses, please clarify in the disclosure that the fees are current fees, and revise the fee table and examples, if necessary, to reflect current fees as required by Item 3 of Form N-14.
Response. The Registrant has revised the disclosure as requested.
Comment 18. In Fees and Expenses, please add the footnote to the first example table to the second example table as well.
Response. The Registrant has revised the disclosure as requested.
Comment 19. In the last sentence of the first paragraph of “Investment Objectives,” please remove the first reference to Existing Fund to reference each Fund instead.
Response. The Registrant has revised the disclosure as requested.

Comment 20. In “Existing Fund and the New Fund”, please revise the disclosure to reference both Funds instead of one Fund.
Response. The Registrant has revised the disclosure as requested.
Comment 21. Please remove the “Investment Limitations” from the Synopsis as it should not be part of the synopsis per Item 3 of Form N-14 and consider excluding it from the N-14 entirely as they limitations are identical between the two Funds.
Response. The Registrant believes that the investment limitations of the Funds fall under Item 3(b)(4) to Form N-14 regarding “any other significant considerations,” so the information was left in the Synopsis. However, because they are identical between the Funds, the Registrant has revised the disclosure to only note that the limitations are identical.
Comment 22. In “New Fund - How to Buy Shares”, please clarify that this disclosure is referring to buying Creation Units directly from the Fund at NAV, individual shares of the Fund may be purchased in the secondary market through a broker or dealer at market price, that investors will incur brokerage commissions and costs attributable to the bid-ask spread, and that investors may pay more or less than the Fund's NAV.
Response. The section “New Fund – How to Buy Shares” is taken directly from the New Fund’s prospectus, so the Registrant believes it would be potentially misleading to modify the disclosure in this section as requested. The information requested is provided in the comparison section for “How to Buy Shares” immediately following “New Fund – How to Buy Shares,” which the Registrant believes is sufficient to convey the information. The Registrant has revised the disclosure in the comparison section to add that shareholders may also incur brokerage commissions and costs attributable to the bid-ask spread when they purchase shares through brokers at market price.
Comment 23. Please remove the sections “Sales Charges” and “Contingent Deferred Sales Charges” as the information is incorporated by reference from the prospectus, and the information is not appropriate for the Synopsis per Item 3 of Form N-14.
Response. The Registrant believes that the sales charge information falls under Item 3(b)(4) to Form N-14 regarding “any other significant considerations,” so the information was left in the Synopsis. However, the Registrant has revised the disclosure to merely reference the existence of such charges in the sections “How to Buy Shares” and “Redemption Procedures”, respectively.
Comment 24. In “Redemption Procedures – New Fund”, please clarify that this disclosure is referring to redeeming Creation Units directly from the Fund at NAV, individual shares of the Fund may be sold in the secondary market through a broker or dealer at market price, that investors will incur brokerage commissions and costs attributable to the bid-ask spread, and that investors may receive more or less than the Fund's NAV.
Response. The section “Redemption Procedures – New Fund” is taken directly from the New Fund’s prospectus, so the Registrant believes it would be potentially misleading to modify the disclosure in this section as requested. The information requested is provided in the comparison section for “Redemption Procedures” immediately following “Redemption Procedures – New Fund,” which the Registrant believes is sufficient to convey the information. The Registrant has revised the disclosure in the comparison section to add that shareholders may also incur brokerage commissions and costs attributable to the bid-ask spread when they sell shares through brokers at market price.

Comment 25. Please remove the section “Frequent Trading Policy” as the information is incorporated by reference from the prospectus, and the information is not appropriate for the Synopsis per Item 3 of Form N-14, plus there is no difference in the policies of the two Funds.
Response. The Registrant believes that the frequent trading policy of each Fund falls under Item 3(b)(4) to Form N-14 regarding “any other significant considerations,” so the information was left in the Synopsis. In addition, the policies are not the same for the two Funds because an ETF does not encounter the same risks of frequent trading that a mutual fund does. The Existing Fund has a policy that does not permit frequent trading, and the New Fund does not have such a policy.
Comment 26. Please remove the section “Dividend Policies” as the information is incorporated by reference from the prospectus, and the information is not appropriate for the Synopsis per Item 3 of Form N-14, plus there is no difference in the policies of the two Funds.
Response. The Registrant has revised the disclosure as requested.
Principal Risks of Investing in the Funds:
Comment 27. “Principal Risks of Investing in the Funds” should not be part of the Synopsis.  Per Item 3(c), this should immediately follow the synopsis.
Response. The Registrant has revised the heading for “Principal Risks of Investing in the Fund” to be a major heading in order to clarify that it is not part of the Synopsis.
Comment 28. Please clarify that the risks in “Explanation of Risks” are applicable to both Funds.
Response. The Registrant has revised the introduction to this section to clarify which risks are applicable to both Funds and which are only applicable to the New Fund.
Information Related to the Reorganization:
Comment 29. In “Costs of the Reorganization”, please disclose information related to portfolio realignment, if any, after consummation of the Reorganization, including: (a) the reasons for portfolio realignment; (b) that there are costs associated with portfolio realignment (such as brokerage commissions), and such costs will be borne by shareholders; (c) that the total cost of the Reorganization does not reflect portfolio realignment costs; (d) the extent of portfolio realignment (e.g., the percentage of the New Fund's portfolio that is expected to be sold), including whether or not it will be a material amount; and (e) if material, disclose an estimate of the related realized capital gains/losses and portfolio transaction costs that are expected to be generated as a result of the portfolio realignment.
Response. The Registrant has not revised the disclosure because the Adviser does not anticipate making any portfolio realignments after the Reorganization.

Reasons for the Reorganization:
Comment 30. Please confirm supplementally that the disclosure in reflects all Board considerations that were not in favor of the reorganization.
Response. The Registrant so confirms.
Comment 31. In romanette ii, per the requirements of Rule 17a-8(a)(3)(ii), please represent that the advisory contract between the Existing Fund and its investment adviser is not materially different from the advisory contract between the New Fund and its investment adviser.
Response. The Registrant has revised the disclosure to include that the advisory agreements are not materially different in addition to the advisory fees.
Shareholder Rights:
Comment 32. In “Taxes”, please compare the tax structure of the Existing Fund and the New Fund and explain why the the New Fund is more tax efficient than the Existing Fund.
Response. The Registrant has revised the disclosure as requested.
Comment 33. In “Financial Statements”, please incorporate the financial statements from the semi-annual report for the period ended November 30, 2020 by reference. Please also include a statement that the significant accounting policies of the Existing and New Fund are similar or identical.
Response. The Registrant has revised the disclosure as requested.
Back Cover:
Comment 34. Please remove the Appendix A to the N-14.
Response. The Registrant included the appendix A regarding sales charge waivers because it is referenced in the section of the N-14 titled “Class A Sales Charge Waivers.” Because that section has been removed, the Appendix has been removed as well.
Comment 35. In accordance with Item 2(a) of Form N-14, please provide a back cover page to the prospectus that includes the name of the national securities exchange on which the New Fund's shares will be listed and a statement that reports, proxy material and other information concerning the Registrant can be inspected at that exchange.
Response. The Registrant has included this information on the front cover page instead as permitted by Item 2(a) of Form N-14.
Part C:
Comment 36. Please supplementally confirm that another auditor’s consent will be obtained if more than 30 days passes from the date of the original consent.
Response. The Registrant intends to file a new auditor’s consent with the revised N-14.

Comment 37. Please provide a power of attorney that relates specifically to this new registration statement as required by Rule 483(b) of the 1933 Act.  This means that each power of attorney must either (a) specifically list the ’33 Act registration number of the filing, or (b) specifically name the contract or fund whose prospectus and/or SAI is being registered.
Response. The Registrant will file the powers of attorney specific to this N-14 with the amended N-14.
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If you have any questions or comments, please contact the undersigned at 214.665.3685.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle